United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
PATCH INTERNATIONAL INC/CN
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
703012 302
(CUSIP Number)
Dean M. Smurthwaite, Esq.
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver,  CO  80203
303-777-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December  15,  2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  CLARK WILLIAM HAROLD

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO  WC

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  6,568,194

  Shared Voting Power

  0

  Sole Dispositive Power

  6,568,194

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  6,568,194

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  14.9

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of Patch International Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 300, 441 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 2V1.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

  Name

  William Harold Clark.
  Mr. Clark beneficially owns shares of the Issuer’s common stock in his own name and through Bounty Developments Ltd. (“Bounty”) and Diamond Head Investments Ltd. (“Diamond Head”).

  Residence or Business Address

  Mr. Clark is a citizen and resident of Canada. Mr. Clark’s business address is 1250, 340-12th Avenue SW, Calgary, Alberta, Canada T2R 1L5.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Mr. Clark is primarily employed as a businessman and geologist.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, Mr. Clark has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, Mr. Clark has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Canada.

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition
Mr. Clark acquired shares of the Issuer’s common stock from various sources. On December 15, 2006, Bounty received 4,341,489 shares of Series A Preferred Stock of the Issuer’s wholly-owned subsidiary (the “Exchangeable Shares”) that are exchangeable for 4,341,489 shares of the Issuer’s common stock in exchange for its shares of Damascus Energy Inc. (“Damascus”) pursuant to the Share Exchange Agreement executed by the Issuer for the acquisition of Damascus. Bounty’s Exchangeable Shares have voting rights equivalent to 4,341,489 shares of the Issuer’s common stock.

In addition, Mr. Clark has acquired common stock as partial consideration under a Farmout and Participation Agreement dated February 28, 2006, between Bounty Developments Ltd. and Canadian Oilsands Limited Partnership (subsequently known as Patch Oilsands Limited Partnership) and using the working capital of Diamond Head.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Clark is holding his shares of the Issuer (including shares held by the Bounty) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through Bounty, or through other entities).

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  Mr. Clark is holding his shares of the Issuer (including shares held by the Bounty) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through Bounty, or through other entities).

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  None.

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  None.

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  None.

  Any material change in the present capitalization or dividend policy of the issuer;

  None.

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  None.

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  None.

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  None.

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  None.

  Any action similar to any of those enumerated above.

  None.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  As of November 10, 2008, Mr. Clark owned beneficially 6,568,194 (14.9%, based upon 43,952,213 shares outstanding as of November 10, 2008) of the Issuer’s common shares or common share equivalents. Mr. Clark’s beneficial ownership includes:

  (i) 437,500 shares of common stock owned by Bounty;
  (ii) 1,789,205 shares of common stock owned by Diamond Head; and
  (iii) 4,341,489 shares of Series A Preferred Stock of the Issuer’s wholly-owned subsidiary that are exchangeable for 4,341,489 shares of the Issuer’s common stock owned by Bounty.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Clark has the sole power to vote and to dispose of 6,568,194 of the Issuer’s common shares.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  During the prior 60 days, Mr. Clark did not have any transactions in the shares of the Issuer, other than as described below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
10/7/2008 10/8/2008 10/16/2008 10/17/2008 10/17/2008 10/24/2008 10/28/2008 10/28/2008 10/29/2008 10/30/2008 10/31/2008 11/3/2008	166,200 63,800 151,000 220,000 199,000 491,500 25,000 250,000 75,000 3,250 144,155 300	0.06 0.06 0.0599 0.055 0.0574 0.0234 0.023 0.0238 0.025 0.025 0.025 0.025
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Clark.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  As of November 10, 2008, Mr. Clark continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Mr. Clark, through Bounty, is a beneficiary under an Exchange and Voting Trust Agreement. The Exchange and Voting Trust Agreement was entered into to implement the voting rights associated with 9,426,489 Exchangeable Shares issued to the shareholders of Damascus. See Item 3 for additional discussion of this transaction. Under the Exchange and Voting Trust Agreement, a trust was created for the benefit of the Damascus shareholders that exchanged their Damascus shares for the Exchangeable Shares. As a beneficiary of this trust, Mr. Clark has agreed that the voting rights associated with his Exchangeable Shares will be exercised by 1286664 Alberta Ltd., a private Alberta corporation owned and controlled by Michael Vandale, the Issuer’s President and CEO.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exchange and Voting Trust Agreement among Patch International Inc., Patch Energy Inc., 1286664 Alberta Ltd., and the shareholders of Damascus Energy Inc. dated December 15, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  14,  2008
Date
/s/ William Harold Clark
Signature
William Harold Clark
Name / Title

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)